May 1, 2006
REGI U.S., INC. NOW LISTED AND TRADING ON FRANKFURT EXCHANGE

For Immediate Release: May 1, 2006. Vancouver, BC REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) is pleased to announce that its shares are being traded on the Frankfurt Stock Exchange under the symbol (RGJ). International Security Identification Number (ISIN/CUSIP) number is US7589431045. Because Frankfurt exchange is the third-largest organized exchange-trading market in the world (just behind the NYSE and Nasdaq exchanges), in terms of turnover and dealings in securities, REGI U.S., Inc. anticipates a much wider, international market access for REGI U.S., Inc. shares. The listing on the Frankfurt Stock Exchange provides the Company with increased exposure to worldwide capital markets and will enable REGI U.S., Inc. to attract European institutional and individual investors to trade the Company's common stock in euros.

"With our product having international potential we welcome a presence on one of the European stock exchanges. Being listed on the Frankfurt Exchange gives us that exposure," stated John Robertson, President and CEO of REGI U.S., Inc.

ABOUT FRANKFURT STOCK EXCHANGE
FWB(r) Frankfurter Wertpapierborse (Frankfurt Stock Exchange) is one of the world's largest trading centers for securities. It is owned and operated by Deutsche Borse, which also owns the European futures exchange Eurex and clearing company Clearstream. The Deutsche Borse's products and services portfolio cover the entire process chain including securities and derivatives trading, transaction settlement, the provision of market information, as well as the development and operation of electronic trading systems. The Frankfurt Stock Exchange has over 90 percent of turnover in the German market and a big share in the European market. For more information, visit the Deutsche Borse at: http://deutsche-boerse.com.

ABOUT REG TECHNOLOGIES, INC. / REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies Inc. owns the worldwide rights to the Rand Cam™ rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration free and extremely quiet. The Rand Cam™ engine also has multi-fuel capabilities and is able to operate using fuels including gasoline, natural gas, hydrogen, propane and diesel. Reg Technologies Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts:
Regi U.S., Inc
John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.